October 18, 2006

VIA EDGAR AND FACSIMILE

Mr. Paul Cline, Senior Accountant
Ms. Margaret Fitzgerald, Staff Accountant
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549                                                                                                                               Via Fax: #202-772-9210

Re:                             City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
SEC File No. 001-10521

Dear Mr. Cline and Ms. Fitzgerald:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated October 12, 2006 from Mr. Cline to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “10-K”). The text of your letter has been included for your reference and the Company’s response is presented below the comment.

Note 1: Summary of Significant Accounting Policies
Goodwill and Intangibles, page A-11

2.              Please refer to prior comments 2 and 3.  In your response you refer to paragraph 39 of SFAS 142 as your basis for the accounting treatment of the goodwill associated with the investment. This guidance applies to the goodwill associated with the disposal of a reporting unit, which does not appear to be applicable to your fact pattern. Therefore, the proportionate write down of goodwill does not appear to be appropriate. Please revise your financial statements to reflect the first accounting treatment described in your response and continue to evaluate the goodwill for impairment on an annual basis. If you continue to believe that the accounting treatment applied is appropriate, please provide specific technical guidance that is applicable to your fact pattern.

We have assessed the impact of the correction of the goodwill write down of $815,000 relating to the restructuring of our investment on our 2005 financial statements taking into consideration the guidance provided in Staff Accounting Bulletins (SAB) No. 99, “Materiality” and No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” We concluded that the impact of the prior year uncorrected error related to the write down is not material to the Company’s 2005 balance sheet, income statement or statement of cash flows after considering such guidance. Therefore, we will reverse the previous write down of goodwill relating to the restructuring of our investment in the financial statements as of and for the period ended September 30, 2006 included in the third quarter 2006 Form 10-Q filing. The impact of the adjustment of the previous write down of portion of goodwill on September 30, 2006 non-interest expense will be $1,630,000, including $815,000 relating to the write down of the goodwill in September 2005 and December 2005 quarters (i.e., $407,500 a quarter), and $815,000 relating to March 2006 and June 2006 quarters. On a going forward basis, we will continue to evaluate the goodwill attributable to this investment for impairment.

This correction will be incorporated into the Company’s September 30, 2006 Form 10-Q filing.

The Company specifically acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

Christopher J. Carey
Executive Vice President,
Chief Financial Officer

cc:                                 Michael B. Cahill
Executive Vice President,
General Counsel & Secretary